RC 3/11

03001978

BB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. 153 SECTION

SEC FILE NUMBER
8- 10342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANNA Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7630 Little River Turnpike, Suite 115
(No. and Street)

Annandale	VA	22003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard E. Smith (703) 914-9555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirwan & Co., P.C.
(Name – *if individual, state last, first, middle name*)

450 W. Broad Street	Falls Church	VA	22046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard E. Smith, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANNA Financial Services Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My comm expires 2-28-07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANNA FINANCIAL SERVICE CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

KIRWAN AND CO., P.C.

A Professional Corporation

Certified Public Accountants
450 W. Broad Street
Suite 400
Falls Church, Virginia 22046-3331
(703) 532-3100

Independent Auditors' Report

Board of Directors
Manna Financial Services Corporation

We have audited the accompanying balance sheets of Manna Financial Service Corporation as of December 31, 2002 and 2001, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manna Financial Services Corporation, as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirwan and Co., P.C.

Falls Church, Virginia
February 12, 2003

Manna Financial Services Corporation
BALANCE SHEETS
December 31, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 327,664	$ 384,697
Temporary marketable securities	50,624	28,654
Accounts Receivable		
Commissions	12,738	8,087
Other	11,234	8,234
Prepaid Expenses	3,252	3,252
Total Current Assets	405,512	432,924
INVESTMENTS		
NASDAQ Stock at Market	52,000	52,000
FIXED ASSETS		
Furniture and Fixtures	85,085	85,085
Less Accumulated Depreciation	85,085	82,839
	---	2,246
	$ 457,512	$487,170

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts Payable	$ 582	$ 405
Payroll Taxes Due	5,423	1,333
Capital Lease Payable	---	2,836
Commissions Payable	15,322	12,713
Total Current Liabilities	21,327	17,287
COMMITMENTS (NOTE 4)	---	---

STOCKHOLDERS' EQUITY

	2002	2001
Common Stock, $2 par value, authorized 25,000 shares: issued and outstanding 13,443 shares	26,887	26,887
Additional paid-in capital	106,871	106,871
Retained Earnings	302,427	336,125
	436,185	469,883
	$ 457,512	$ 487,170

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001

	2002	2001
INCOME		
Dealer Concessions Received - Security Transactions	$ 101,127	$ 109,366
Commissions Received - Mutual Funds and Tax Advantaged Investments	113,377	139,694
Interest	6,222	15,589
Advisory Fees and Other	161,555	145,932
	382,281	410,581
Less: Direct Expenses – Commissions	185,871	186,657
GROSS PROFIT	196,410	223,924
OPERATING EXPENSES		
Advertising	2,267	1,714
Professional	6,149	5,400
Computer	1,862	2,266
Depreciation	2,246	5,065
Exchange and Regulatory Fees and Charges	100	2,776
Federal and State Licenses and Fees	7,203	7,527
Insurance	9,426	11,574
Interest	---	236
Miscellaneous	1,092	1,648
Taxes	20,360	20,636
Delivery	913	918
Printing, Stationery and Office	4,122	4,078
Publications and Subscriptions	1,472	3,775
Quotation and Wire Service	8,243	8,648
Rent	46,977	44,804
Salaries	102,432	98,834
Telephone	18,244	21,158
	233,108	241,057
NET INCOME (LOSS) BEFORE INCOME TAXES	(36,698)	(17,133)
INCOME TAXES (EXPENSE) BENEFIT	3,000	3,400
NET INCOME (LOSS)	$ (33,698)	$ (13,733)

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2001	$26,887	$106,871	$ 349,858	$ 483,616
Net Loss	---	---	(13,733)	(13,733)
Balance, December 31, 2001	26,887	106,871	336,125	469,883
Net loss	---	---	(33,698)	(33,698)
Balance, December 31, 2002	$ 26,887	$106,871	$ 302,427	$ 436,185

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
NET (LOSS)	$ (33,698)	$(13,733)
Adjustment to reconcile net income (loss) to net cash used in operating activities		
Depreciation	2,246	5,065
Changes in:		
Accounts receivable – Commissions	(4,651)	7,955
Accounts receivable - Other	(3,000)	(3,400)
Prepaid expenses	---	782
Trade accounts payable	177	(546)
Payroll taxes due	4,090	(1,522)
Commissions payable	2,609	(11,082)
Net cash used in operating activities	(32,227)	(16,481)
Cash flows from investing activities:		
Temporary marketable securities invested in	(21,970)	(625)
Net cash provided by (used in) investing activities	(21,970)	(625)
Cash flows from financing activities:		
Payments made on capital lease obligation	(2,836)	(2,135)
Net cash used in financing activities	(2,836)	(2,135)
Net increase (decrease) in cash	(57,033)	(19,241)
Cash, beginning	384,697	403,938
Cash, ending	$ 327,664	$ 384,697

Interest paid in 2002 was $0.00 and $236 in 2001. Income taxes paid in 2002 were $0.00 and $0.00 in 2001.

See accompanying notes to financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Manna operates as a fully disclosed broker. It does not clear any transactions or carry customer accounts. Its primary sources of income are commissions received from transactions made through other dealer and fees collected as consultants and advisory under the Registered Investment Advisory Act. Manna is a wholly owned subsidiary of Manna Equities, Inc. There are no significant related company transactions. Manna is a member of the National Association of Security Dealers. Quarterly and annual fees are paid to maintain this memberships.

Basis of Accounting

The financial statements are prepared on the accrual basis. The principal source of income is from commissions on security transactions. Income is earned when the trade has been consummated. Related commissions paid to register representatives are recorded as an expense against the income. Other costs of operations are expensed in the month to which the costs are incurred.

Property and Equipment

Furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is computed using various methods over estimated useful lives of five to seven years. Depreciation expense is $2,246 for 2002 and $5,065 for 2001.

Marketable Securities

Securities purchased for the firm are recorded at cost. Any gain or loss is recorded at time of sale.

Income Taxes

Manna files a consolidated tax return with the parent company. Taxes are computed on an individual company basis and payments consolidated when filed with the appropriate tax authorities.

Policy of Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposits and all highly liquid debt instruments with maturities of less than three months.

1. SIGNIFICANT ACCOUNTING POLICIES

Capital Lease

The company is the lessee of communications equipment under a capital lease expiring in December 2002. The assets and liability under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The asset is depreciated over the lower of its related lease term or its estimated productive life. Depreciation of the asset under the capital lease is included in depreciation expense for 2002 and 2001.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

There were no items of other comprehensive income in 2002 and 2001, and thus, net income is equal to comprehensive income for each of those years.

2. INSURANCE PROTECTION.

Manna is a member of the Securities Insurance Protection Corporation, which insures against losses to the general public arising out of security dealers failing. For the years ended December 31, 2002 and 2001, Manna paid membership fees of $150 respectively.

3. CONCENTRATION OF CREDIT RISK

The company maintains its cash at one bank. The Federal Deposit Insurance Corporation insures accounts up to $100,000.

4. COMMITMENTS

The Company jointly and severally leases with another company office space in Fairfax, Virginia on a ten year operating lease terminating November 30, 2007. The company's portion of rent expense was $46,977 in 2002 and $44,804 in 2001.

Minimum future rental payments under the non-cancelable operating lease having a remaining term in excess of 1 year as of December 31, 2002 for each of the next five years and in the aggregate are:

4. COMMITMENTS – (CONTINUED)

Year ended December 31,	Amount
2003	$ 61,493
2004	63,030
2005	64,200
2006	65,000
2007	69,569
Total minimum future rental payments	$323,292

5. INCOME TAXES

Components of the Company's income tax expense (benefit) are as follows:

	2002	2001
Current	$ (3,000)	$(3,400)

The Company has adopted Statement if financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the Company uses the asset and liability method which recognizes the amount of current or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of the enacted tax laws.

Manna Financial Services Corporation
Net Capital and Cash Reserve Requirement
Schedule 1
December 31, 2002 and 2001

The Company files an annual 17A-5 Focus Report with the regulatory agencies. The net capital stated in that report for 2002 agrees with the supplemental reconciliation furnished with this report.

	2002	2001
Net capital per annual 17A-5 Focus Report	$ 377,607	$ 398,088
Net decrease in capital as booked	---	---
Net decrease in non-allowable assets	---	---
Net decrease in haircuts	---	---
Net capital per supplemental reconciliation	$ 377,607	$ 398,088

The Company is on a fully disclosed basis; therefore, no cash reserve requirements are needed to be met as required by Rule 17a-5 (D)(4) of the Securities and Exchange Commission.

See Accountants' Report

Manna Financial Services Corporation
COMPUTATION OF CAPITAL UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
Schedule 2
December 31, 2002 and 2001

AGGREGATE INDEBTEDNESS

	2002	2001
Trade Accounts Payable	$ 582	$ 405
Payroll Taxes Due	5,423	1,333
Capital Lease Payable	---	2,836
Commissions Payable	15,322	12,713
	$ 21,327	$ 17,287

NET CAPITAL

	2002	2001
Stockholder's Equity per Financial Statement	$ 436,185	$ 469,883
Less: Fixed Assets (Net)	---	2,246
Prepaid Expenses	---	3,252
Accounts Receivable-Other	4,834	4,834
Other non-qualifying assets	52,723	55,753
Haircut's on securities and money market funds	1,021	5,710
	58,578	71,795
	$ 377,607	$ 398,088

Ratio: Aggregate Indebtedness to Net Capital	.057 to 1	.043 to 1

See Accountants' Report.

Manna Financial Services Corporation
Statement of Exemption from the Computation of
Reserve Requirements and Information for Possession of
Control Requirements under Rule 15c3-3
December 31, 2002

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i) and k(2)(ii), Manna Financial Services Corporation is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement.

KIRWAN AND CO., P.C.

A Professional Corporation

Certified Public Accountants
450 W. Broad Street
Suite 400
Falls Church, Virginia 22046-3331
(703) 532-3100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Manna Financial Services Corporation

In planning and performing our audit of the financial statements of Manna Financial Services Corporation for the year ended December 31, 2002, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Manna Financial Services Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3. Because Manna Financial Services Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by Manna in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2 Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is the responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, the we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Kiwarard Co., PC.

Falls Church, Virginia
February 12, 2003